SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                 Under the Securities Exchange Act of 1934


                          Melamine Chemicals, Inc.
                              (Name of issuer)


                                Common Stock
                       (Title of class of securities)


                                585332 10 9
                               (CUSIP number)


                             Thomas L. Feazell
                             1000 Ashland Drive
                             Russell, KY 41169
                               (606) 329-3403
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                               June 27, 1997
          (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. X

CUSIP No.  585332 10 9     13D


1        NAME OF REPORTING PERSONS  Ashland Inc.
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  61-0122250


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)
                  Not Applicable                              (b)

3        SEC USE ONLY


4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                  Not Applicable

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Kentucky

           NUMBER OF        7   SOLE VOTING POWER
            SHARES              1,275,000 shares
         BENEFICIALLY       8   SHARED VOTING POWER
           OWNED BY             0
            EACH            9   SOLE DISPOSITIVE POWER
         REPORTING              1,275,000 shares
         PERSON WITH       10   SHARED DISPOSITIVE POWER
                                0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,275,000 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  Not Applicable

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  23.4%

14       TYPE OF REPORTING PERSON
                  CO

                     Securities and Exchange Commission
                           Washington, D.C. 20549
                                Schedule 13D


Item 1.  Security and Issuer:

         Ashland Inc. ("Ashland") currently owns 1,275,000 shares of Common Stock (the "Stock"), par value $.01 per share, of Melamine Chemicals, Inc. ("MCI"). MCI's address of its principal executive offices is P.O. Box 748, Donaldsonville, Louisiana 70346.

Item 2.  Identity and Background:

         (a), (b) and (c) Ashland is a Kentucky corporation with its principal executive offices located at 1000 Ashland Drive, Russell, KY 41169. Ashland's businesses are grouped into six industry segments: Ashland Petroleum, SuperAmerica Group, Valvoline, Chemical, Engineering and Construction, and Exploration. In addition, Ashland is involved in the coal industry through its 50% ownership in Arch Mineral Corporation ("Arch") and its 46% ownership of Ashland Coal, Inc. ("Ashland Coal").

         Ashland Petroleum is one of the nation's largest independent petroleum refiners and a leading supplier of petroleum products to the transportation and commercial fleet industries, other industrial customers and independent marketers. Ashland Petroleum also gathers and transports crude oil and petroleum products. The SuperAmerica Group operates combination gasoline and merchandise stores under the SuperAmerica(R) brand name and also sells gasoline under various brand names through other company or dealer-operated outlets. On May 15, 1997, Ashland and USX Corporation announced the signing of a Letter of Intent between Ashland and USX's Marathon group to pursue a combination of the major elements of Marathon's and Ashland's refining, marketing and transportation operations. Under the terms of the Letter of Intent, Marathon will have a 62 percent ownership interest, and Ashland will have a 38 percent ownership interest, in the new limited liability joint venture company. Ashland's exploration, production and chemical businesses are not to be a part of the new company's assets. Also excluded from the transaction is Ashland's Valvoline division. Certain equity investments of both companies are also excluded. Ashland's refinery-produced petrochemicals will be a part of the new company. It is anticipated that the new company will not assume debt of either Marathon or Ashland. The transaction is subject to the negotiation and execution of definitive documents and a closing of the transaction is targeted for calendar year-end. The anticipated combination requires the approval of the Boards of Directors of Ashland, Marathon and USX and of certain governmental agencies, as well as the satisfactory conclusion of due diligence by the parties.

         Ashland's Valvoline division is one of the nation's leading marketers of branded, packaged motor oil and markets automotive chemicals, filters, rust preventives and coolants. In addition, Valvoline is engaged in the "quick-lube" business through outlets operating under the Valvoline Rapid Oil Change(R) and Valvoline Instant Oil Change(R) names.

         Chemical distributes industrial chemicals, solvents and plastics, and manufactures a wide variety of specialty chemicals and certain commodity chemicals. Engineering provides architectural, design engineering and project management services worldwide, designs and manufactures steam-generating and fuel-burning equipment, and fabricates heavy metal products. Construction produces asphaltic and ready-mixed concrete, aggregate, concrete blocks and certain specialized construction materials, and performs contract construction work including highway paving and repair, excavation and grading, and bridge and sewer construction in the southern United States.

         Exploration produces crude oil and natural gas principally in the eastern United States and Gulf Coast and crude oil in Nigeria. On May 21, 1997, Ashland and the Norwegian energy company, Statoil, announced the signing of a definitive agreement for the sale of substantially all of Ashland's domestic (but not international) oil and gas properties. The cash transaction is valued at $566 million. Closing of the transaction is anticipated on July 1, 1997.

         Arch produces metallurgical and steam coal from surface and deep mines in Illinois, Kentucky, West Virginia and Wyoming for sale to utility and steel companies. Ashland Coal produces low-sulfur steam coal from surface mines in central Appalachia for sale to domestic and foreign electric utility and industrial markets. Arch and Ashland Coal each markets coal mined by independent producers. On April 4, 1997, Ashland Coal, Inc. and Arch jointly announced the execution of a definitive agreement to merge their companies into a publicly traded company to be known as Arch Coal, Inc. Ashland will own about 54% of Arch Coal. Completion of the transaction is expected to occur on July 1, 1997.

         The executive officers and directors of Ashland and their principal occupations are shown on the attached Schedule I. The business address of each executive officer is shown on Schedule I. Each director's business address is Ashland Inc., c/o Office of the Secretary, 1000 Ashland Drive, Russell, KY 41169.

         (d-e) During the last five years, neither Ashland nor any of the persons listed in Schedule 1 hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding for a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each executive officer and director of Ashland is a U.S.
         citizen.

Item 3.  Source and Amount of Funds or Other Consideration:

         MCI was formed in 1968 by Ashland and First Mississippi Corporation, with each company owning 50% of the Stock. Prior to the initial public offering of the Stock in August, 1987, Ashland owned 2,000,000 shares of Stock. After the initial public offering, Ashland owned 1,275,000 shares of Stock. On August 28, 1989, Ashland contributed, as a capital contribution, its 1,275,000 shares of Stock to its wholly-owned subsidiary, Ashland Chemical, Inc. ("ACI"). ACI was merged into Ashland, effective close of business on September 30, 1993 and, accordingly, ownership of the 1,275,000 shares of Stock was transferred from ACI to Ashland.

         The purchase of any additional shares of Stock would be financed through internally generated funds of Ashland.

Item 4.  Purpose of Transaction:

         On June 27, 1997, Paul W. Chellgren, Chairman of the Board and Chief Executive Officer of Ashland, sent a letter to James W. Crook, Chairman of the Board of MCI, which included an offer to purchase all the issued and outstanding shares of Stock that Ashland does not already own at a price of $12.50 per share in cash at closing in a friendly, negotiated transaction. The offer is subject to a due diligence review, Ashland Board review, negotiation of a definitive agreement and assurances of an acceptable long-term raw material supply arrangement. A copy of the letter is attached as an exhibit hereto.

Item 5.  Interest in Securities of the Issuer:

         I.   Ashland
         (a) Share Ownership

                  (i)  Aggregate number beneficially owned:

                           1,275,000

                  (ii) Percentage of class of securities owned:

                           23.4%

              (b) Number of shares which such person has:

                  (i)  sole power to vote or to direct the vote - 1,275,000

                 (ii)  shared power to vote or to direct the vote - 0

                (iii) sole or shared power to dispose or to direct the disposition of - 1,275,000

              (c) Not Applicable

              (d) Not Applicable

              (e) Not Applicable

         II.  Executive Officers and Directors of Ashland

         The beneficial ownership of the Stock of certain executive officers and directors of Ashland is listed on Schedule II. If not listed on Schedule II, the executive officer or director does not beneficially own any Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

         MCI, Ashland and First Mississippi Corporation ("First Mississippi") entered into an agreement (the "Registration Rights Agreement") granting to Ashland and First Mississippi certain rights to have their Stock registered for public sale. On August 31, 1989, Ashland assigned all of its rights, privileges, duties and obligations under the Registration Rights Agreement to ACI. On September 30, 1993, ACI was merged into Ashland and, accordingly, Ashland succeeded to all of ACI's rights, privileges, duties and obligations under the Registration Rights Agreement. Under the Registration Rights Agreement, upon the request of either Ashland or First Mississippi, MCI is required to file a registration statement with respect to the sale of Stock owned by such party. The non-requesting party has the right to include its shares in such registration, but may not for 12 months thereafter require MCI to register its shares. Following such 12-month period, the non-requesting party may request registration, and the first requesting party may include in such registration any shares not sold pursuant to the first registration. Each party has the right to demand one such registration, In addition, if MCI proposes to register any of its Stock in an offering to the public for its own account or the account of any of its securities holders, MCI is required to notify Ashland and First Mississippi, as the case may be, and to include their shares in such registration if so requested. Each of Ashland and First Mississippi have the right to include shares in two such registrations. The underwriters of any such offering have the right to limit the number of shares sold by Ashland or First Mississippi pursuant to any such registration rights to such quantity as will not, in their opinion, jeopardize the underwriting or adversely affect the price of the shares to be sold. MCI has the additional right to delay the registration if a registration at such time would be unreasonably expensive or burdensome.

Item 7.  Material to be Filed as Exhibits:

              (1) The Borrowing of Funds to Finance the Acquisition:

                  Not Applicable

              (2) The Acquisition of Issue Control,  Liquidation, Sale of
                  Assets, Merger, or Change in Business or Corporate Structure:

                  Exhibit 99.1 -    Letter dated June 27, 1997 from Paul W.
                  Chellgren to James W. Cook

              (3) The Transfer or Voting of the Securities:

                  Exhibit 99.2 - Registration Rights Agreement

                  Exhibit 99.3 - Agreement of Assignment and Assumption


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  June 30, 1997


                                                 /s/ THOMAS L. FEAZELL
                                                 ---------------------------
                                                 Thomas L. Feazell
                                                 Senior Vice President, General
                                                 Counsel and Secretary

                                   SCHEDULE I

                             DIRECTORS AND OFFICERS
                                      OF
                                 ASHLAND INC.
                              OFFICE ADDRESSES



    DIRECTORS                        OFFICE ADDRESSES
--------------------     ----------------------------------------------------

Jack S.  Blanton         Republic Bank Center
                         700 Louisianna
                         Suite 3920
                         Houston, TX  77002

Thomas E. Bolger         4301 Gulf Shore Blvd., North
                         Apt. 703
                         Naples, FL  33940

                                   and

                         P.O. Box 9211
                         4605 Indian Springs Drive
                         Jackson, WY  83001

Samuel C.  Butler        Cravath, Swaine & Moore
                         Worldwide Plaza
                         825 Eighth Avenue
                         New York, NY  10019

Frank C.  Carlucci       The Carlyle Group
                         1001 Pennsylvania Ave., N.W.
                         Washington, DC  20004-2505

Paul W.  Chellgren       P.O. Box 391
                         Ashland, KY  41114

James B. Farley          Villa D'Este
                         2665 North Ocean Blvd.
                         Delray Beach, FL  33483

                                   and

                         51 Taylor Road
                         Short Hills, NJ  07078

Ralph E. Gomory          Alfred P. Sloan Foundation
                         630 Fifth Ave., Suite 2550
                         New York, NY  10111-0242

Mannie L. Jackson        Harlem Globetrotters International, Inc.
                         One Arizona Center
                         400 East Van Buren St., Suite 300
                         Phoenix, AZ  85004

Patrick F. Noonan        The Conservation Fund
                         1800 North Kent St.
                         Suite 1120
                         Arlington, VA  22209

Jane C. Pfeiffer         90 Field Point Circle
                         Greenwich, CT  06830

Michael D. Rose          The Promus Companies Incorporated
                         755 Crossover Lane
                         Memphis, TN  38117

William L. Rouse, Jr.    2201 Regency Road
                         Suite 602
                         Lexington, KY  40503

Dr. Robert B. Stobaugh   Harvard Business School
                         103 Cotting House
                         Soldiers' Field Road
                         Boston, MA  02163

                         MAILING ADDRESS:
                         243 Marsh Street
                         Belmont, MA  02178

EXECUTIVE OFFICERS                OFFICE ADDRESS                              TITLES
------------------                ----------------                            --------------------

Paul W. Chellgren                 P. O. Box 391                               Chairman of the Board and
                                  Ashland, KY  41114                          Chief Executive Officer



John A. Brothers                  P. O. Box 391                               Executive Vice President and
                                  Ashland, KY  41114                          Group Operating Officer

James R. Boyd                     P. O. Box 391                               Senior Vice President and
                                  Ashland, KY  41114                          Group Operating Officer

J. Marvin Quin                    P. O. Box 391                               Senior Vice President and
                                  Ashland, KY  41114                          Chief Financial Officer

Thomas L. Feazell                 P. O. Box 391                               Senior Vice President,
                                  Ashland, KY  41114                          General Counsel and
                                                                              Secretary

Robert E. Yancey, Jr.             P. O. Box 391                               Senior Vice President and
                                  Ashland, KY 41114                           Group Operating Officer; President,
                                                                              Ashland Petroleum Company

Harry M. Zachem                   P. O. Box 391                               Senior Vice President,
                                  Ashland, KY  41114                          External Affairs

David J. D'Antoni                 P. O. Box 2219                              Senior Vice President;
                                  Columbus, OH  43216                         President, Ashland
                                                                              Chemical Company

John F. Pettus                    P. O. Box 14000                             Senior Vice President;
                                  Lexington, KY  40512                        President, SuperAmerica
                                                                              Group

Charles F. Potts                  900 Ashwood Parkway                         Senior Vice President;
                                  Suite 700                                   President, APAC, Inc.
                                  Atlanta, GA  30338-4780

James J. O'Brien                  P. O. Box 14000                             Senior Vice President;
                                  Lexington, KY  40512                        President, The Valvoline
                                                                              Company

John W. Dansby                    P. O. Box 391                               Administrative Vice
                                  Ashland, KY  41114                          President; Treasurer

Kenneth L. Aulen                  P. O. Box 391                               Administrative Vice
                                  Ashland, KY  41114                          President; Controller

Philip W. Block                   P. O. Box 391                               Administrative Vice
                                  Ashland, KY  41114                          President

Fred E. Lutzeier                  P. O. Box 391                               Auditor
                                  Ashland, KY  41114

William R. Sawran                 P.O. Box 14000                              Vice President; Chief
                                  Lexington, KY  40512                        Information Officer;
                                                                              President, Ashland
                                                                              Services Company





OTHER OFFICERS           OFFICE ADDRESSES       TITLES
--------------           ----------------       ------

Sean T. Crimmins         P. 0. Box 391          Vice President
                         Ashland, KY 41114

William G. Haddeland     601 Pennsylvania       Vice President
                         Avenue,N.W.
                         North Building, Suite 540
                         Washington, DC 20004

William P. Harti         P.O. Box 391           Vice President
                         Ashland, KY    41114

James D. Lacy            P. 0. Box 391          Vice President
                         Ashland, KY 41114

Andrew C. Meko           P. 0. Box 391          Vice President
                         Ashland, KY    41114

Carl A. Pecko            P. O. Box 391          Vice President
                         Ashland, KY    41114

James G. Stephenson      P. O. Box 391          Vice President
                         Ashland, KY    41114

Timothy J. Berry         P. 0. Box 14000        Assistant Secretary
                         Lexington, KY 40512

Thomas F. Davis          P. 0. Box 2219         Assistant Secretary
                         Columbus, OH 43216

Michael F. Jordan        P. 0. Box 391          Assistant Secretary
                         Ashland, KY 41114

Richard P. Thomas        P. 0. Box 391          Assistant Secretary
                         Ashland, KY 41114

T. Cody Wales            P. 0. Box 391          Assistant Secretary
                         Ashland, KY 41114

J. Michael Wilder        P. O. Box 14000        Assistant Secretary
                         Lexington, KY 40512

Charles M. Hedrick       P. O. Box 391          Assistant Treasurer
                         Ashland, KY  41114

Daniel B. Huffman        P. O. Box 391          Assistant Treasurer
                         Ashland, KY  41114

Charles H. Seal          P. O. Box 391          Assistant Treasurer
                         Ashland, KY  41114

                            SCHEDULE II


EXECUTIVE OFFICER                     SHARES
-----------------                     ------
James R. Boyd                         200 Shares

David J. D'Antoni                     970 Shares - Custodian for Andrew
                                          D'Antoni
                                      500 Shares - Held in IRA Account
                                      705 Shares - Indirect - Held in
                                          Wife's IRA Account
                                      9,195 Shares - Indirect - Held by
                                          Wife

J. Marvin Quin                        2,000 Shares - Indirect - Held by
                                          Wife

                            EXHIBIT INDEX

Exhibit
No.             Description
-------         -----------

99.1            Letter dated June 27, 1997 from Paul W. Chellgren to James W.
                Cook

99.2            Registration Rights Agreement

99.3            Agreement of Assignment and Assumption